Exhibit 99.2



2007 First Quarter Earnings Call



May 11, 2007



Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.



Adjusted EBITDA Statement

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our senior secured credit facility and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit facility and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Santana Holdings Corp. (the "Santana Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's March 31, 2007 10-Q, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreement and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreement and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA.

For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, Procell Decking Systems, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http://WWW.CPGINT.COM.

Please note:

To access the conference call, dial (866) 315-3365 and enter Conference ID 7872626. A replay of the call will be available for one week after the event by dialing   (800) 642-1687 or (706) 645-9291 and entering Conference ID 7872626.



Table of Contents



Strategy Overview

- Transformation of CPG into a Building Products Company gains steam
  - Scranton Products expands mix of end use building products to 70% (locker systems and bathroom products)
    - Santana Acquisition
    - Locker business expansion
    - New products (post consumer, etc.)

  - Residential building products (AZEK®) grows to 90% of AZEK Building Products business
    - Trim and millwork growth
    - Mouldings launch
    - Procell Acquisition
    - New products for future growth







Strategy Overview

- Grow AZEK Building Products into the provider of premium home exterior products
  - Completed Mouldings launch
  - Pella window surround partnership in full swing
  - Procell Acquisition meets Q1 expectations
  - Procell technology will allow AZEK to expand its product offering

- Expand AZEK sales footprint and brand
  - Dealer network expands from 1,400 at the beginning of 2006 to 1,700 in Q4 2006 to nearly 2,000 in Q1 2007
  - Move into Big Box underway
  - Move into Canada gains steam



Strategy Overview

- Use our experience and technology to drive new building product introductions
  - Byeong Jo joins our team as VP of R&D

- Use LEAN to drive quality and cost reduction
  - LEAN techniques used to drive success of Santana acquisition
    - Santana Acquisition well ahead of merger case
    - Complete plant redesign under LEAN completed in March
    - Significant inventory reduction effort pays benefits
    - Employee empowerment drives cost reductions

- Use data to manage the business
  - SAP implementation continues to drive value
  - Reaching out through the sales network to better understand market changes
  - Procell Acquisition integrated into SAP by second quarter
  - Public company infrastructure implementation on track



2007 First Quarter Business Highlights

- Overall CPG revenue growth of 21.0% despite downturn in the new housing market
  - Procell and Santana Acquisition success
  - AZEK® Trimboards sales volumes grow
  - Locker system sales increase 40%

- CPG's Adjusted EBITDA up 40.3% to $21.4 million from $15.3 million in 2006

- Cash position $11.4 million at March 31, 2007 and no balance outstanding on $40.0 million revolving credit facility

- 2007 Earnings guidance confirmed



2007 First Quarter Business Highlights - ABP

- AZEK® fundamentals still strong and improving in a difficult building market
  - Housing starts fall from 2.1 million in 2006 Q1 to 1.4 million by 2007 Q1
  - Dealers and distributors closely monitoring inventory levels
  - How long does the bottom last (late 2007/early 2008)

- Early conversion play, brand and sales footprint expansion can help to offset a down market
  - Early buy program was a success
  - Procell meets expectations
  - AZEK Trimboard sales flat year-over-year but volume up almost 9% (surcharge)
  - Operating Income up 31.4% to $15.7 million



2007 First Quarter Business Highlights - SP

- Scranton Product Highlights:
  - Scranton Product sales up 36.5% to $25.4 million
    - Commercial building product (Santana/Comtec/Capitol bathroom product and locker systems) sales up 73.9% (volume up 65.5% and Average Selling Price (ASP) up 5.1%)
  - Operating Income up 119.5% to $3.8 million from $1.8 million in 2006

- Santana Acquisition and locker business drive success in commercial building products
  - Santana Acquisition integration continues to outperform merger case
  - Locker systems business creating an early stage conversion
    - Sales grow over 40% in Q1

- Chris Bardasian joins sales team
  - National accounts
  - New markets



2007 First Quarter Financial Results

$ in MMs

	Year Quarter Ended March 31,		
	2006	2007	%
Net Sales	$78.1	$94.4	21.0%
Volume	*57.7*	*73.5*	*27.2%*
ASP	*$1.35*	*$1.29*	*-4.4%*
Adjusted EBITDA	$15.3*	$21.4	40.3%
% of Net Sales	*19.6%*	*22.7%*	
Net Income	$3.6	$5.2	43.2%
Capital Expenditures	$5.5	$2.5	-54.5%

*Excludes $2.6 mm of Pro Forma EBITDA for the Santana and Procell Acquisitions as if we owned them on January 1, 2006.



Balance Sheet

$ in MMs

	As of		
	3/31/06	12/31/06	3/31/07
Inventory	$39.1	$45.5	$37.0
Accounts Rec.	$21.6	$29.3	$40.2
Prepaid Expenses	$4.0	$6.4	$4.3
A/P & Accrued Expenses[1]	($32.5)	($34.9)	($40.7)
Total	$32.2	$46.3	$40.8
Revolver Balance	$0.0	$9.5	$0.0
Cash Balance	$5.3	$2.2	$11.4

(1)   Excludes Interest Payable.



2007 Adjusted EBITDA Guidance (1)

- Adjusted EBITDA growth ranges from 36% to 47%



Low	High
$60mm	$65mm

Downside:

- Prolonged decline in residential housing market
- Resin prices rise
- Procell integration

Upside:

- Higher AZEK® growth
- Resin declines further
- Higher Procell growth
- Incremental Santana synergies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported for 2006, subject to the timing of the Santana and Procell Acquisitions.



APPENDIX



Net Income to Adjusted EBITDA Reconciliation- QTD

(Dollars in thousands)	Year Ended December 31, 2006	Add: Three Months Ended March 31, 2007	Less: Three Months Ended March 31, 2006	Pro Forma Adjusted Twelve Months Ended March 31, 2007
Net (loss) income	$ (485)	$ 5,210	$ 3,637	$ 1,088
Interest expense, net	28,685	8,546	6,210	31,021
Income tax expense	230	3,120	2,307	1,043
Depreciation and amortization	13,813	4,126	3,073	14,866
EBITDA	42,243	21,002	15,227	48,018
Relocation and hiring costs	81	—	—	81
Retiring executive costs	385	—	45	340
Management fee	1,021	375	—	1,396
Severance costs	—	21	—	21
Santana Acquisition costs	519	13	—	532
Procell non—recurring charges	26	11	—	37
Adjusted EBITDA	$ 44,275	$ 21,422	$ 15,272	$ 50,425
Pro forma adjustments [1]	8,582	710	2,629	6,663
Adjusted EBITDA with pro forma adjustments	$ 52,857	$ 22,132	$ 17,901	$ 57,088

_____
(1) Represents the pro forma effect from Santana and Procell Decking as if the Santana Acquisition and the Procell Acquisition took place on April 1, 2006, as defined by our credit agreement.



Quarterly Volume Information

(in thousands)	2007 Q1	2006 Q1
AZEK Building Products	60,581	47,589
Scranton Products	12,873	10,140
Total	73,454	57,729



CPG

- **CPG INTERNATIONAL** — Building Products. Better.
  - **SCRANTON PRODUCTS** — Cutting Edge Building Products.
    - **Industrial**: Flametec; HITEC® HIGH DENSITY POLYETHYLENE (HDPE); SEABOARD
    - **Commercial**: COMTEC INDUSTRIES; HINY HIDERS Santana Products; CAPITOL PARTITIONS INC.
  - **AZEK® AZEK Building Products, Inc.**
    - **Residential**: AZEK® TRIMBOARDS; procell DECKING SYSTEMS
    - **Industrial**: CELTEC DISPLAYBOARD